EXHIBIT 99


                            CORAL GOLD RESOURCES LTD
                                     - and -
                              LEVON RESOURCES LTD.
                        Suite 400 - 455 Granville Street
                             Vancouver, B.C. V6C 1T1

                            Telephone: (604) 682-3701
                               Fax: (604) 682-3600

January 19, 2005
                                      Coral's Trading Symbol:  TSX Venture - CGR
                                                                US OTCBB - CGREF
                                    Levon's Trading Symbol:  TSX Venture - LVN.H


                               JOINT NEWS RELEASE
                               ------------------

Coral Gold Resources Ltd. ("Coral") holds a 2/3rd interest and Levon Resources Ltd. ("Levon") holds a 1/3rd interest in certain mining claims known as the Norma Sass Property, consisting of a leasehold interest in 73 unpatented mining claims, and the ownership rights to two additional unpatented mining claims, all located in Lander County, Nevada (collectively, the "Norma Sass Property"). A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

Coral and Levon have assigned and sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. ("AGE") of the Norma Sass Property, in consideration of the following minimum advance royalty payments (in US dollars) and minimum work commitments:

                                                                 Advance
             Date                         Royalty              Minimum Work

      Execution of the Agreement         $ 25,000          13,000 ft of drilling
      First anniversary                  $ 30,000          15,000 ft of drilling
      Second anniversary                 $ 50,000          17,000 ft of drilling
      Third anniversary                  $ 75,000            -
      Fourth anniversary                 $ 75,000            -
      Fifth anniversary                  $150,000            -

A minimum of 13,000 ft of exploration drilling is guaranteed to be completed as part of the first year's minimum work commitment. The initial advance royalty payment has been paid and received. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE at its option may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, Coral and Levon, to earn an additional 24% interest (bringing AGE's total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to Coral and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to Coral and Levon to 1.5%) for a cash payment of USD$1.0 million. Coral and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.


ON BEHALF OF THE BOARD OF                   ON BEHALF OF THE BOARD OF
DIRECTORS OF CORAL GOLD                     DIRECTORS OF LEVON
RESOURCES LTD.                              RESOURCES LTD.



"Louis Wolfin"                              "Louis Wolfin
--------------------------------            -------------------------
Louis Wolfin,                               Louis Wolfin
Chief Executive Officer of Coral            President of Levon


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